Exhibit 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(Dollar amounts in thousands)
Earnings from continuing operations	$317,842	$228,200	$243,543	$241,268	$119,355
Add:
Interest expense	178,369	152,551	154,427	151,864	162,493

Earnings as adjusted	$496,211	$380,751	$397,970	$393,132	$281,848

Fixed charges:
Interest expense	$178,369	$152,551	$154,427	$151,864	$162,493
Capitalized interest	63,885	37,388	36,425	30,534	24,276

Total fixed charges	$242,254	$189,939	$190,852	$182,398	$186,769

Ratio of earnings as adjusted to fixed charges	2.0	2.0	2.1	2.2	1.5